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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68862

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BROADHAVEN SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 NORTH RIVERSIDE, 25TH FLOOR
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MEGHAN LOCKWOOD	212-418-1259	MEG.LOCKWOOD@BROADHAVEN.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Topel Forman, L.L.C.
(Name – if individual, state last, first, and middle name)

500 N Michigan Ave	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

07/27/2010	5181
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY PHILLIPS _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BROADHAVEN SECURITIES, LLC _____, as of 12/31 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.




OFFICIAL SEAL
JOHN H. SIMPSON
Notary Public, State of Illinois
My Commission Expires
March 07, 2027

Signature:

Title:
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BROADHAVEN SECURITIES, LLC

Financial Statements
For the Year Ended
December 31, 2023

BROADHAVEN SECURITIES, LLC
Index



Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Broadhaven Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Broadhaven Securities, LLC (a Delaware limited liability company and wholly-owned subsidiary) as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Broadhaven Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Broadhaven Securities, LLC's management. Our responsibility is to express an opinion on Broadhaven Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Broadhaven Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Topel Forman L.L.C.
Certified Public Accountants

We have served as Broadhaven Securities, LLC's auditor since 2012.
Chicago, Illinois
February 6, 2024

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

BROADHAVEN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

<u>ASSETS</u>

Cash and cash equivalents	$	42,162,426
Prepaid expenses		36,088
Deposits		2,770
Total assets	$	42,201,284

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Accounts payable	$	69,585
Due to Parent		528,738
Deferred revenue		200,000
Total liabilities	$	798,323
MEMBER'S EQUITY	$	41,402,961
Total liabilities and member's equity	$	42,201,284

(The accompanying notes to financial statements are an integral part of these statements)

Note 1. Nature of Operations

Broadhaven Securities, LLC (the "Company") is a Delaware limited liability company which organized on April 4, 2011 and was approved to begin operations as a broker-dealer in November 2011. The Company provides financial advisory services to corporate customers in the financial services and technology sectors related to mergers and acquisitions and private placements. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services to corporate customers primarily in the United States of America.

Note 2. Summary of Significant Accounting Policies

Financial Statement Presentation –

The Company is a wholly-owned subsidiary of Broadhaven Capital Partners, LLC ("BCP"). The financial statements presented are solely those of the Company. The statements of income, changes in member's equity and cash flows are presented for the year ended December 31, 2023.

Use of Estimates –

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounts Receivable –

Accounts receivable are recorded at net realizable value. The Company maintains a credit approval process and makes significant judgments in connection with assessing customers' ability to pay. Despite this assessment, from time to time, customers are unable to meet their payment obligations. The Company continuously monitor customers' credit worthiness and uses judgment in establishing a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, there is no assurance that the Company will continue to experience the same credit loss rates that we have in the past. A significant change in the liquidity or financial position of the Company's customers could have a material adverse impact on the collectability of accounts receivable and the Company's future operating results.

The Company's principal customers all retain the Company's services under substantially the same credit terms, with similar historical credit risks. As a result, the Company assesses credit risks as a single group. The Company evaluates collection risk and establish expected credit loss primarily through a combination of the following: analysis of historical aging and credit loss experience, and customer specific information.

Credit losses –

Financial assets measured at amortized cost are presented at the net amount expected to be collected and the measurement of credit losses and any expected increases in expected credit losses are recognized in earnings. The estimate of expected credit losses involves judgment and is based on an assessment over the life of the financial instrument taking into consideration current market conditions and reasonable and supportable forecasts of expected future economic conditions. The Company determined the allowance for credit losses on financial assets measured at cost other than accounts receivable was de minimus as of January 1, 2023 and December 31, 2023, therefore, no allowance for credit losses has been recorded relating to those assets.

Note 2. Significant Accounting Policies – Continued

The following table summarizes the changes in the allowance for expected credit losses on accounts receivable for the year ended December 31, 2023:

Balance, January 1, 2023	$	-
Provisions for expected losses		-
Deductions - write-offs		-
Recoveries collected		-
Balance, December 31, 2023	$	-

Deferred Revenue –

The Company receives deposits from its customers when it enters into certain agreements related to merger and acquisition services. Those deposits are recognized as revenue when the specific performance obligations associated with the deposits are provided by the Company. If the deposits are not associated with a distinct performance obligation the revenue will be recognized at the closing of the transaction.

Compensated balances –

Employees of the Company are entitled to paid vacations depending on job classification, length of service, and other factors.

Vacations are taken in the year earned. The Company does not allow employees to carryover unused vacation time to the next year. Therefore, the Company has not accrued any liability for compensated absences.

Commissions –

Commissions are recorded upon investment banking revenue recognition.

Foreign currency transactions –

The Company may enter into agreements with clients to provide merger and acquisition and other advisory services and accept payment in the form of foreign currency. As a result, the Company is exposed to foreign exchange risk (see note 8).

Income taxes –

The Company is not subject to U.S. Federal or Illinois income taxes as it is a single member LLC which is disregarded for income tax purposes, and accordingly any income or loss is reported directly by the member in its income tax returns.

Effective January 2018, the Company's parent BCP elected to be taxed as a C-Corporation and is subject to federal and state income taxes beginning with the year ending December 31, 2018. The Company has made a policy election to not allocate current and deferred taxes from BCP.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available or when an event occurs that requires a change.

Note 2. Significant Accounting Policies – Continued

There were no unrecognized tax positions as of December 31, 2023. The Company is subject to income tax examination for years 2021, 2022 and 2023. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

Note 3. Investment

In February 2023, the Company received 46,880 shares of MoneyLion Series A Convertible Preferred Stock, released from an escrow account in connection with and as compensation for services rendered as financial advisor to Even Financial Inc. ("Even"), in its sale to MoneyLion Inc. ("MoneyLion") (NYSE:ML). The Company transferred 18,432 shares of MoneyLion as commission payment in connection with the transaction. The Company distributed the remaining 28,448 shares to its Parent in May 2023. In May 2023, the Company received 2,348 shares of MoneyLion Class A Common Stock as compensation for services rendered as financial advisor to Even in its sale to MoneyLion. The Company transferred 939 shares of MoneyLion as commission payment in connection with the transaction. The Company distributed the remaining 1,409 shares to its Parent in December 2023.

Note 4. Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

- Level 3 – Valuations based on inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The Company measures certain financial instruments at fair value on a recurring basis. There are no financial assets measured on a recurring basis at December 31, 2023.

It is the Company's policy to recognize transfers between fair value levels at the end of the period. There were no transfers between Level 1, 2, or 3 during the year.

The Company's short-term financial instruments consist of cash, cash equivalents, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments' short-term nature.

Note 5. Related Parties

The Company is a wholly-owned subsidiary of BCP. During the year ended December 31, 2023, the Company shared certain operating and overhead costs such as payroll, insurance, rent, utilities, and telephone with BCP under an expense sharing agreement. Shared expenses under the agreement amounted to $5,513,241 for the year ended December 31, 2023. The Company has a balance due to Parent in the amount of $528,738 related to the shared expenses which is reflected on the accompanying statement of financial condition

Note 6. Revenue Recognition

Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on a percentage of capital raised or gross proceeds of a transaction.

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard. When client terms include a retainer fee it is determined whether the retainer fee is non-refundable and in connection with specific performance obligations. If distinct performance obligations are not identified the revenue is recognized as part of the overall transaction when the success fee is recognized.

The Company's significant revenue stream consists entirely of investment banking revenues and all revenues are earned at a specific point in time.

Investment banking revenues consist of advisory services on corporate finance activities, reimbursable expenses related to these advisory services and valuation or "fairness opinion" fees in conjunction with the sale of a business. These investment banking revenues are received based on contractual terms. The performance obligation for the advisory services and related reimbursable expenses is the completion of the corporate finance activities such as mergers and acquisitions, reorganizations and leveraged buyouts. The performance obligation for the valuation or "fairness opinion" is the delivery of the valuation itself.

The Company made no significant judgements in applying the revenue guidelines prescribed in ASC-606 that affect the determination of the amount and timing of revenue from the above-described investment banking revenues.

The following table represents the balances as of:

	January 1, 2023	December 31, 2023
Deferred revenue	$ 200,000	$ 200,000

Note 7. Concentration of Credit Risk

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution.   The balances at times may exceed statutory insured limits.   The Company has never experienced any losses as a result of credit risk in such accounts and based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

The maximum loss that would have resulted from these risks, representing the excess of the deposit liabilities reported by the bank over the amount that would have been covered by federal deposit insurance amounted to $1,346,530 at December 31, 2023.

The Company had a balance of $40,565,896 in a money market account not covered by federal deposit insurance at December 31, 2023.

Note 8. Foreign Exchange Risk

Foreign exchange risk represents exposure to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The Company is exposed to non-trading foreign currency risk as a result of its holdings of a non-U.S. dollar denominated cash account at a U.S. financial institution totaling $255 (200 British Pounds) as of December 31, 2023. Foreign currency denominated cash account values fluctuate with changes in the level of volatility of currency exchange rates. The Company's foreign currency denominated cash account is held in British Pounds. The Company does not engage in hedging activities to offset the risk of exchange rate fluctuations.

Note 9. Net Capital Requirements

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.   Net capital and aggregate indebtedness change daily.   As of December 31, 2023, the Company had net capital and net capital requirements of $40,552,769 and $39,888 respectively.   The net capital rule may effectively restrict the withdrawal of member's equity.

Note 10. Subsequent Events

The Company has evaluated subsequent events through February 6, 2024 the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Broadhaven Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Broadhaven Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Broadhaven Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broadhaven Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Topel Forman L.L.C.
Certified Public Accountants

Chicago, Illinois
February 6, 2024

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

BROADHAVEN SECURITIES, LLC
EXEMPTION REPORT

February 6, 2024

Topel Forman, LLC
500 N. Michigan Ave. Suite 1700
Chicago, IL 60611

To Whom It May Concern:

Broadhaven Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: the below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

(1) The Company does not claim an exemption under paragraph (k) 17 C.F.R § 240. 15c3-3, and

(2) The Company is filing Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BROADHAVEN SECURITIES, LLC

I, Greg Phillips, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed: *Greg Phillips*

Date: February 6, 2024

Name: Gregory Phillips

Title: CEO